Mail Stop 3561

March 28, 2007

Scott Goldsmith, President
Prevention Insurance.Com
2770 South Maryland Parkway
Suite 416
Las Vegas, Nevada 89109

> **Re:** **Prevention Insurance.com**
> **Form 10-KSB for Fiscal Years Ended**
> **April 30, 2005 and 2006**
> **File No. 0-32389**

Dear Mr. Goldsmith:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1.   We reiterate our previous requests for you to provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        Please file the supplemental letter in response to this comment on EDGAR
immediately.

        You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202)
551-3355 if you have any questions.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Emerging Growth
                                        Companies